EXHIBIT 16(a)(3)

LETTER TO SHAREHOLDERS

FROM HAROLD T. KEEN, PRESIDENT AND CHIEF EXECUTIVE OFFICER

(See attached)

[KS Bancorp, Inc. letterhead]

February 1, 2005

Dear Fellow Shareholders:

You are cordially invited to attend a special meeting of shareholders of KS Bancorp, Inc. on March 14, 2005 at 7:00 p.m. EST. The meeting will be held at our corporate offices at 1031 North Brightleaf Blvd., Smithfield, North Carolina.

This past year marked the 11th Anniversary of KS Bancorp, Inc. and the 80th year of operation for its sole subsidiary, KS Bank, Inc. Since 1924, KS Bank, Inc. has been instrumental in building the communities it serves by helping individuals realize their dreams of home ownership, becoming owners of their own businesses, and assisting them in educating their children by providing reasonable and affordable financing. The Bank has emphasized long-term growth both for its customers and for the Bank.

Like its sole subsidiary, KS Bancorp’s mission has been to build long-term shareholder value and to continually build a strong community banking franchise. Since 1993, KS Bancorp, Inc. and its subsidiary have grown from three offices in two counties with total assets of $83 million, to seven offices in four counties with over $236 million in total assets. This steady, consistent, year-after-year growth has been accomplished through the labors of our 76 employees who reside, work, and raise families in the communities we serve.

In July 2002, after a series of corporate scandals, President Bush signed legislation known as the Sarbanes-Oxley Act. Portions of the Sarbanes Oxley Act, specifically Section 404, will require additional external auditor reviews, need for additional employees and a substantially increased amount of time and documentation relating to KS Bancorp’s internal control structure. As a bank holding company and a bank, we are already highly regulated and frequently examined but our banking regulators and we believe that this legislation is “over kill” for our Company. After reviewing both the positive and negative benefits of remaining a public company and determining the associated costs, the Board of Directors and management of KS Bancorp have determined that it is in the best interest of the Company and our shareholders to deregister its common stock with the SEC and become a private company. (This is fully explained in the enclosed Proxy Statement). After deregistration, our common stock will not be quoted on the OTCBB but only in the “Pink Sheets” or traded in privately negotiated sales.

Therefore, we are holding a special meeting of stockholders at which you will be asked to vote on a proposed transaction that, if approved, will result in the termination of KS Bancorp’s status as a SEC reporting company under federal securities laws. Commonly referred to as a “going private” transaction, the proposed transaction is intended to reduce our number of record shareholders to fewer than 300, which is required for deregistration. This reduction will be accomplished by amending our articles of incorporation to provide for a 1-for-200 reverse stock split followed immediately by a 250-for-1 forward stock split of our common stock. Fractional shares existing after the reverse stock split (but prior to the forward stock split) will be cashed out at a price equal to $24.00 per share. (A copy of the proposed amendment is attached as Appendix A to the enclosed Proxy Statement.) Your Board of Directors believes this transaction is in the best interests of KS Bancorp and its shareholders and unanimously recommends that you vote “FOR” the proposal.

In order to complete this transaction, an affirmative vote of at least a majority of the shares of KS Bancorp common stock entitled to vote at the special meeting is needed. It is anticipated that, if approved, the transaction will become effective on or before March 18, 2005. We urge you to read the enclosed Proxy Statement carefully and in its entirety. It contains important information about the details of and reasons for the proposed transaction.

Whether or not you plan to attend the meeting, please take the time to vote by completing and mailing the enclosed proxy card. If you do not vote, it will have the same effect as voting against the transaction. Your vote is very important.

The Board of Directors, the officers and the entire banking staff are fully committed to increasing shareholder value and remaining a strong independent community banking franchise. We deeply appreciate your continuing loyalty and support, and we look forward to seeing you on March 14, 2005 at 7:00 p.m. If you have questions or concerns, please feel free to contact us at 919-938-3101.

Sincerely,

/s/ Harold T. Keen	/s/ Earl W. Worley, Jr.	/s/ R. Harold Hinnant
Harold T. Keen	Earl W. Worley, Jr.	R. Harold Hinnant
President/CEO	Chief Financial Officer	Chairman, Board of Directors